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                                                                    EXHIBIT 20.2
                                                                   PRESS RELEASE

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
PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:
Jeanette Gibson                                      Roberta De Tata
Cisco Systems, Inc                                   Cisco Systems, Inc.
(408) 525-8965                                       (408) 527-6388
jegibson@cisco.com                                   rdetata@cisco.com

ANALYST RELATIONS CONTACT:
Art Rangel
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com
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                     CISCO SYSTEMS TO ACQUIRE JETCELL, INC.
       MERGING STANDARDS-BASED WIRELESS COMMUNICATIONS WITH VOICE-OVER-IP

     SAN JOSE, Calif., March 16, 2000 - Cisco Systems, Inc., today announced a definitive agreement to acquire privately-held JetCell, Inc. of Menlo Park, CA. JetCell is a leading developer of standards-based, in-building wireless telephony solutions for corporate networks. This acquisition broadens Cisco's New World strategy by offering wireless voice services over an Internet-based network. Using JetCell's wireless telephony solution, enterprise customers will be able to add the convenience of mobility to voice-over-IP (Internet Protocol) services. JetCell's wireless technologies are currently in trials.

     Under the terms of the agreement, Cisco common stock with an aggregate value of approximately $200 million will be exchanged for all outstanding shares and options of JetCell. Cisco currently holds a minority stake of less than 10% in JetCell. This acquisition will be accounted for using purchase accounting and is expected to close in the fourth quarter of Cisco's fiscal year 2000. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of up to $0.03 per share for purchased in-process research and development. This charge per share does not reflect Cisco's two-for-one stock split effective March 22, 2000. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions.

     JetCell's open, standards-based wireless technology will extend Cisco's AVVID architecture into the wireless domain, integrating New World IP telephony solutions with traditional PBX (Private Branch Exchange) systems. JetCell's in-building wireless solution supports standard GSM (Global System for Mobile communication) wireless technology and IP, which will allow Cisco to offer its enterprise customers mobile voice and data services over IP-based corporate networks. This will give employees the ability to use a standard cellular phone to access their corporate voice services and roam between their private corporate network and public cellular networks with uninterrupted service. JetCell is currently engaged in a number of technology trials with service providers.

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     JetCell was founded in 1998. The 46 employees will be led by JetCell CEO
Dave McClure and will join Cisco's Enterprise Line of Business led by Senior Vice President James Richardson.

ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.

                                      # # #

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.